CEO & CFO on AAI Contract
Open Briefing interview with CEO Terry Stinson & CFO Keith Halliwell	Orbital Corporation Limited 4 Whipple Street Balcatta WA 6021
In this Open Briefing®, Terry & Keith discuss: [o] Drivers of return to profit in FY2013 [o] Significance of AAI contract [o] Strategic diversification continues

Record of interview:

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Orbital Corporation Limited (ASX: OEC) recently said it expected a loss of about $3 million for the current second half and for the full year ending June 2012, reflecting a loss in the Consulting Services business and a lower contribution from Synerject, your US-based, 42 percent owned associate.  You expect a return to profit in FY2013.  What are the expected drivers of the turnaround?

CFO Keith Halliwell

The turnaround will depend on a number of expected drivers.  Firstly, we expect Synerject’s contribution will revert to the growth profile we’ve seen in recent years.  The current second half has been an anomaly compared with Synerject’s recent reported results.  Secondly, Consulting Services revenue is targeted to return to levels that will at least cover the cost base of our engineering resources and facilities in Perth.  Lastly and most importantly, we’ve recently secured a $4.7 million order to supply heavy fuel engines for use in small unmanned aircraft systems (SUAS).  This is a new business for us; the engines will be supplied out of our Perth facility and will contribute to a turnaround to targeted positive results next year.

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Under the contract with AAI Unmanned Aircraft Systems, Orbital will supply engines for the Aerosonde SUAS throughout 2012.  What were the key factors in Orbital winning the AAI contract and how will it place you in competing for similar contracts in future?

CEO Terry Stinson

Our contract with AAI is covered by a confidentiality agreement so I won’t be able to disclose specifics, I can however respond in general terms related to Orbital’s key enablers in the UAS market.  Most significant is our FlexDI technology.  The application of FlexDI to this product is similar to our petrol applications; the difference is the use of heavy fuel.  Military spec fuels, JP-5 and JP-8, are considered heavy fuels, like kerosene.  Enabling these fuels to burn efficiently in a traditional spark ignited engine is difficult.  However, using our patented “air assist” technology, we’re able to add air to the fuel as it’s directly injected into the cylinder.  This creates a “fog” of fuel and air that can be ignited by a spark plug.

One key advantage of our technology is cold start capability; another is improved fuel economy and therefore improved range.  Based on our testing and also on feedback from our customer base, the technical solution we offer for heavy fuel SUAS applications is technically superior to other technology and systems available in this market.  We’re offering something unique: the ability to burn heavy fuel in the small, two-stroke engines selected to power these types of aircraft.

Also important was our design and development capability for small and light-weight two-stroke engines.  We’ve designed and developed a number of engines starting with a clean sheet through to modelling, developing prototypes, validation, and assisting our customers with production.

Another key factor was our experience base and our infrastructure.  Orbital is recognised as one of the leaders in combustion development and direct injection fuel systems.  We’ve invested over the years in our knowledge base, in laboratories and test facilities and infrastructure.  We’re a one stop shop for this kind of niche product.  We can provide the technical solution, create a prototype and test that prototype in our engine labs to prove the solution works.  We can also manufacture, assemble and test products including fuel systems, engine controllers, and the engines themselves.  We assemble systems and test to qualify each one before sending it to our customer.  We have all this capability, from concept to engine production, under one roof here in Perth.  Our customers recognise this as a significant advantage.

We expect this contract will lead to future business in the SUAS field.  The targets for growth include full engine systems, similar to what we’re producing for AAI, new engineering contracts (for R&D, fuel systems and engines), fuel system and engine management systems (EMS) supply, and potentially licensing and royalty opportunities.  Our goal is to move into parts and systems supply, and with success this initiative will grow into a new business for us: one that has a worldwide customer base and will be a significant driver of future growth.

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What is the potential market for this type of engine and how applicable is the technology to other types of vehicle?

CEO Terry Stinson

Recent research by aerospace and defense consulting company Teal Group estimates that global spending on unmanned aerial vehicles (UAVs) will almost double over the next decade from US$6.6 billion annually to US$11.4 billion.  Of course we’re looking at only the propulsion piece of that market: piston engines, engine management, and fuel systems, and while that might be small relative to the market, the market itself is growing significantly.

The UAV markets include medium duty, long endurance (MALE) UAVs, high altitude, long endurance (HALE) UAVs, tactical, unmanned aeronautical vehicles (TUAV), SUASs, and Micro UAVs (these are hand launched, mini UAVs).  My view is that our technology can apply to the small and medium duty markets.  The heavy fuel capability and improvement in range we offer are important to these market sectors.  AAI is one of many companies offering products in this field.  Some are fixed wing, and some are helicopters.

A few years ago we used a variation of this FlexDI application in an all-terrain vehicle (ATV) for Polaris.  That vehicle burned the same kind of fuel, JP-5 and JP-8, but had a four-stroke engine.  So the technology is adaptable to different uses outside of SUAS, particularly where a small or light-weight engine is required.  Examples would be predominantly in military applications, in marine, where we already have a significant presence, in motorcycles and small ATVs.

Our competitors in this market include companies like Cosworth Group, UAV Engines, Rotax, Currawong Engineering, Northwest UAV Propulsion Systems, XRDi, Göbler Hirthmotoren and a few others.  What differentiates us in applications for heavy fuel and spark ignited engines is our FlexDI technology and our engineering and manufacturing background.  We believe we’ve been working in the direct injected two-stroke engine field longer than any other company, with more direct injection engines produced, at over 750,000.  We also have our long experience with Synerject of producing EMS.  Many of our competitors don’t have the combination of technology base, infrastructure, and engineering and manufacturing background we have.

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What are the implications of the AAI contract for your alternative fuels strategy?

CEO Terry Stinson

Our goal in alternative fuels is to create new business streams, with recurring revenue and sustainable positive cash flow and profitability.  An important side benefit is that through the implementation of Orbital technology, we also positively impact the environment.  The AAI project is not alternative fuels, however fits very well with our overall growth strategy.  This business complements our existing alternative fuels businesses, Orbital Autogas Systems and Sprint Gas Australia, and also our LNG initiatives.  The move into SUAS builds on our base technology while broadening our product and systems offerings into new markets.

Another significant benefit is to our credibility in engine and EMS development and production.  US defence work is difficult to win. Feedback from the market is that winning this project has provided a significant boost to our credibility as a supplier.  My view is that this will help our ability to grow our other alternative fuel businesses, both here in Australia and internationally.  This credibility enhancement is also relevant for potential partners and investors.  The public announcement of the AAI project has enhanced our profile and attractiveness as a potential partner in targeted alternative fuels business streams.

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Orbital’s Consulting Services business entered the current second half with an order book of $1.3 million, lower than historical levels.  How will the AAI contract impact overall order book levels and Consulting Services’ earnings over the contract life?

CFO Keith Halliwell

The AAI order is $4.7 million, which is significant compared with the historical level of our order book and also compared with the typical orders in our Consulting Services business.  It’s anticipated that the engine will be supplied over the next months, and it’s important to note that this order is not typical of our Consulting Services work in that we’re building engines rather than providing only consultancy services.  This is part of our strategy of increasingly supplying systems and parts that incorporate Orbital’s technology, and therefore generating more recurring revenue streams out of the consulting services we perform.  Over its contract life, the AAI project is expected to increase our revenue significantly.

As Terry mentioned earlier, we’ll target other business in the SUAS field and that business will typically commence with consulting and development programs similar to the work we’ve recently completed with AAI.

CEO Terry Stinson

We’ve moved the company over the past three years from primarily an intellectual property and engineering house to a more diversified business portfolio with what we believe will be more reliable future revenue streams.  The Consulting Services business can be quite lumpy, as our recent results have shown, but we’ve been able to consistently win some level of engineering work over many years.  Economic conditions and the exchange rate have combined to make it more difficult in recent times.  Many of our new opportunities are born from the Consulting Services business: it’s very important as an incubator for future growth.  With the creation of new businesses, especially this new UAS supply business based in Perth, we’re able to redeploy resources and therefore “de-risk” the overall business.

The AAI contract is significant in that it shows that we’re further shifting the business from consulting services and intellectual property to creating new products and systems.  A recent example of this is our work with Ford.  Orbital Autogas Systems is now delivering fuel systems and electronics to Ford for assembly on its new EcoLPi Falcon.  We supported Ford with consulting engineering for this project and worked collaboratively to develop a new state-of-the-art LPG liquid injection system.  The delivery of product to Ford brings us recurring revenue, every month.

The move into UAS provides a new and potentially bigger component and systems sales business compared with LPG.  This should also generate new customer-paid engineering programs for our Consulting Services business.  As Keith said earlier, over time it will also contribute to the change in our business to being more focused on supply of components and systems and less reliant on engineering consultancy.

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Thank you Terry and Keith.

For more information about Orbital, please visit www.orbitalcorp.com.au or call Terry Stinson on (+61 8) 9441 2311.

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Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.

Endnotes

12 June 2012

ASX Announcement: 12 June 2012/Open Briefing®/Orbital Corporation Limited

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